UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2006

Commission File Number 001-16429

ABB Ltd

(Translation of registrant’s name into English)

P.O. Box 1831, Affolternstrasse 44, CH-8050, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                         .

This Form 6-K consists of the following:

1.	Press release issued by ABB Ltd dated February 8, 2006, regarding ABB reporting further cooperation on suspect payments; and
2.	Press release issued by ABB Ltd dated February 9, 2006, regarding the U.S. District Court setting February 28 for confirmation of Combustion Engineering Plan of Reorganization.

For your business and technology editors

ABB reports further cooperation on suspect payments

Zurich, Switzerland, February 8, 2006 – ABB said today that it has this week disclosed to the U.S. Department of Justice (DoJ) and the Securities and Exchange Commission (SEC) details of suspect payments in a country in the Middle East.

These payments and several others made by company subsidiaries in a number of countries were discovered by ABB as a result of the company’s internal compliance reviews. These payments have been voluntarily disclosed recently to the DoJ and SEC.

The payments may be in violation of the Foreign Corrupt Practices Act (FCPA) or other applicable laws. The consequences for ABB could include penalties, other costs and business-related impact.

ABB is cooperating on these issues with the relevant authorities, and is continuing its internal investigations and compliance reviews. ABB has begun a disciplinary investigation involving a number of employees.

Fred Kindle, ABB President and CEO, commenting on the disclosure, said: “Proper business conduct is the hallmark of a sound organization. It is the only way to build a sustainable business, as well as being a legal necessity. At ABB we have a zero tolerance policy and respond to any breaches of compliance. The reported incidents are regrettable and are a further reason why we need to increase our efforts to improve performance in this respect.”

ABB (www.abb.com) is a leader in power and automation technologies that enable utility and industry customers to improve performance while lowering environmental impact. The ABB Group of companies operates in around 100 countries and employs about 103,000 people.

Important notice about forward-looking information

This press release includes forward-looking statements, including statements concerning the potential impact on the company of the suspect payments made in a number of countries. Although the company believes that the expectations contained in these statements are based upon reasonable assumptions, it can give no assurance that those expectations will be achieved. The actual impact could turn out to be more significant than stated because among other things the company cannot predict how the regulators ultimately will choose to deal with this matter or how our business partners may react.

For more information please contact:

Media Relations:	Investor Relations:
ABB Corporate Communications, Zurich	Switzerland: Tel. +41 43 317 3808
Thomas Schmidt, Wolfram Eberhardt	Sweden: Tel. +46 21 325 719
Tel: +41 43 317 6568	USA: Tel. +1 203 750 7743
Fax: +41 43 317 6494	investor.relations@ch.abb.com
media.relations@ch.abb.com

For your business and technology editors

U.S. District Court sets February 28 for confirmation of Combustion Engineering Plan of Reorganization

Zurich, Switzerland, February 9, 2006 – A District Court judge in the United States has set the hearing of the revised Plan of Reorganization for Combustion Engineering, an ABB subsidiary in the U.S., for February 28, 2006.

The judge said he intended to issue an entry and affirmance of the confirmation order of the Plan of Reorganization on that date. If there are no objections during the 30-day appeals period following the February 28 hearing, the plan would then become effective. ABB could then start the process of setting up the Trust Fund for asbestos claimants.

“This is a very positive step forward. If the judge confirms the plan, and no appeals are filed during the 30-day period, the order will become final and the plan effective, to the benefit of all parties involved,” said Fred Kindle, ABB President and CEO.

No appeals were filed against the Plan of Reorganization before it was confirmed by the U.S. Bankruptcy Court in Pittsburgh, Pennsylvania on December 19, 2005.

In September 2005, claimants to a parallel asbestos-related Plan of Reorganization for another U.S. subsidiary, ABB Lummus Global Inc., voted 96 percent in favor of the plan. That plan has not yet been filed with the Bankruptcy Court.

ABB (www.abb.com) is a leader in power and automation technologies that enable utility and industry customers to improve performance while lowering environmental impact. The ABB Group of companies operates in around 100 countries and employs about 103,000 people.

For more information please contact:

Media Relations:	Investor Relations:
ABB Corporate Communications, Zurich
Thomas Schmidt, Wolfram Eberhardt	Switzerland: Tel. +41 43 317 3808
Tel: +41 43 317 6568	Sweden: Tel. +46 21 325 719
Fax: +41 43 317 7958	USA: Tel. +1 203 750 7743
media.relations@ch.abb.com	investor.relations@ch.abb.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD

Date: February 10, 2006	By:	/s/ HANS ENHOERNING
	Name:	Hans Enhoerning
	Title:	Group Vice President and
Assistant General Counsel

	By:	/s/ RICHARD A. BROWN
	Name:	Richard A. Brown
	Title:	Group Vice President and
Assistant General Counsel